Exhibit 21.1

List of Subsidiaries of Australian Oilseeds Holdings Limited

The following entities will be the wholly-owned subsidiaries of Australian Oilseeds Holdings Limited upon the consummation of the Business Combination Agreement, as described in the proxy statement/prospectus.

Name	Place of Incorporation

EDOC Acquisition Corp.	Cayman Islands
Australian Oilseeds Investments Pty Ltd.	Australia

The following entities will be the wholly-owned subsidiaries of Australian Oilseeds Investments Pty Ltd. upon the consummation of the Business Combination Agreement, as described in the proxy statement/prospectus.

Name	Place of Incorporation

Good Earth Oils Pty Ltd.	Australia
Cowcumbla Investments Pty Ltd.*	Australia
CQ Oilseeds Pty Ltd.	Australia

*	86% owned by Australian Oilseeds Holdings Limited. Cowcumbla Investments Pty Ltd. will wholly own Cootamundra Oilseeds Pty Ltd., which is incorporated in Australia.